Morgan Stanley Real Estate Fund
Item 77O- Transactions effected pursuant to Rule 10f-3

Securities Purchased:	Hudson Pacific Properties
Purchase/Trade Date:	6/23/10
Size of Offering/shares: 12,800,000
Offering Price of Shares: $17.00
Amount of Shares Purchased by Fund: 10,700 shares
Percentage of Offering Purchased by Fund: 0.084%
Percentage of Funds Total Assets: 0.49%
Brokers: BofA Merrill Lynch, Barclays Capital, Morgan Stanley
Purchased from: Barclays Capital

Securities Purchased:	General Growth Properties
Purchase/Trade Date:	11/16/2010
Size of Offering/shares: 135,000,000
Offering Price of Shares: $14.750
Amount of Shares Purchased by Fund: 63,090 shares
Percentage of Offering Purchased by Fund: 0.47%
Percentage of Funds Total Assets: 2.49%
Brokers: Goldman Sachs, Deutsche Bank, Wells Fargo,
	 RBC Capital Markets, Barclays Capital,
	 UBS Investment Bank, Morgan Stanley
Purchased from: Deutsche Bank